United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of December, 2006

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Resolutions adopted at the General Extraordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 05, 2006

SUMMARY OF THE RESOLUTIONS ADOPTED IN THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING OF GRUMA, S.A. DE C.V. (NOW GRUMA, S.A.B. DE C.V.)

The undersigned, Secretary of the Board of Directors of GRUMA, S.A. de C.V., (now GRUMA, S.A.B. DE C.V.) hereby certifies:

That the General Extraordinary Shareholders Meeting held on November 30, 2006, adopted the following resolutions which are summarized herein:

FIRST: It approved a comprehensive amendment of the Bylaws of GRUMA, S.A. de C.V., (now GRUMA, S.A.B. DE C.V.), in order to adjust them to the new ''Ley del Mercado de Valores'' (Mexican Securities Law) published in the Federal Official Gazette on December 30, 2005.

SECOND. It approved that the legal formalization of the Minutes of the Meeting is carried out through a reinstatement.

THIRD. It approved that once the amendment of the Bylaws agreed hereby is registered in the Public Registry of Property and Commerce of the corporate domicile, the Company proceeds to cancel, issue and exchange all share certificates issued by GRUMA, S.A. de C.V., (now GRUMA, S.A.B. DE C.V.), for new ones reflecting the amendment of the Bylaws approved herein.

FOURTH. It authorized Salvador Vargas Guajardo, Carlos Marcos Iga and Guillermo Elizondo Rios, any of them, on behalf of the Company, to carry out any and all acts necessary to comply with the resolutions adopted in this Meeting, and if necessary, appear before a Notary Public of their choice to formalize, any portion or all of this minute, as well as to issue simple or certified copies of the same.

FIFTH. It approved the content of the drafted minutes of the aforementioned Meeting.

Monterrey, Nuevo Leon, November 30, 2006

SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS

GRUMA, S.A. de C.V.
(NOW GRUMA, S.A.B. DE C.V.)